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Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	brad.shiffman@blankrome.com

January 12, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Beverly Singleton

Kevin Woody

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Novus Capital Corporation II

Amendment No. 2 to Registration Statement on Form S-4

Filed December 30, 2021

File No. 333-260307

Dear Ms. Singleton and Mr. Woody,

On behalf of our client, Novus Capital Corporation II, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 2”) to the above-captioned Amendment No. 2 to Registration Statement on Form S-4 of the Company filed with the Commission on December 30, 2021 (collectively, the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Laikin, the Company’s Chief Executive Officer, dated January 6, 2022, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 3, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	Please update executive compensation disclosure as of the fiscal year ended December 31, 2021.

Response: The Company respectfully notes the Staff’s comment and has updated the disclosures under the caption “Energy Vault’s Executive Compensation” on pages 177-185.

January 12, 2022

Novus - September 30, 2021 Unaudited Interim Financial Statements

Note 2. Restatement of Previously Issued Financial Statements, page F-75

2.	Please refer to your inclusion of the restated balance sheet information as of February 8, 2021. This post-IPO balance sheet, reflecting the receipt of the SPAC IPO net proceeds, on an audited basis was included in a Form 8-K dated February 12, 2021. Since that time, the post-IPO balance sheet was restated on an unaudited basis to reflect the reclassification of all Class A common stock subject to possible redemption as temporary equity. Please amend the following forms or tell us why such amendment is unnecessary.

•	Form 8-K filed on February 12, 2021 to include a restated audited post-IPO balance sheet and conforming restated auditors' report;

•	Form 10-Q as of September 30, 2021 to remove disclosure of such unaudited restated February 8, 2021 balance sheet and include a referral to the amended Form 8-K, and;

•	Form S-4 to separately include the restated audited post-IPO balance sheet and conforming restated auditors' report.

Response: The Company respectfully notes the Staff’s comment and has filed a Form 8-K/A on January 12, 2022 to include the restated audited post-IPO balance sheet and the conforming restated auditors’ report. The Company has also filed a Form 10-Q/A to its Form 10-Q for the quarterly period ended September 30, 2021 on January 12, 2022 to remove the disclosure of the unaudited restated February 8, 2021 balance sheet and to include a referral to the amended Form 8-K. Additionally, the Company has included the restated audited post-IPO balance sheet and conforming restated auditors’ report in the amended Form S-4 commencing on page F-90.

~ ~ ~

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Peter Melampy at (212) 885-5372 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman
Brad L. Shiffman